Exhibit 99.1

Adlai Nortye Enters into Clinical Collaboration with Lilly and Merck KGaA, Darmstadt, Germany to Evaluate Combination of AN4035 and Cetuximab

AN4035, a first-in-class investigational pan-RAS(ON) inhibitor-based ADC, will be evaluated as monotherapy and in combination with cetuximab in the ongoing global Phase I trial

Cetuximab will be supplied by Lilly for the U.S. trial sites

Cetuximab will be supplied by Merck KGaA, Darmstadt, Germany for the Australia and China trial sites

2026-10-15

SINGAPORE and NORTH BRUNSWICK, N.J., October 15th, 2026 (GLOBE NEWSWIRE) -- Adlai Nortye Group Ltd. (NASDAQ: ANL) (“Adlai Nortye” or the “Company”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced clinical trial collaboration and supply agreements (CTCSAs) with Eli Lilly and Company (“Lilly”) and Merck KGaA, Darmstadt, Germany for the anti-EGFR antibody cetuximab (marketed as ERBITUX®).

These agreements will support Adlai Nortye’s ongoing Phase I trial evaluating AN4035, a pan-RAS(ON) inhibitor-based ADC, both as monotherapy and in combination with cetuximab, in CEACAM5-enriched RAS-addicted solid tumors. Adlai Nortye is the sponsor of the trial. Lilly will supply cetuximab at no cost for the U.S. clinical trial sites. Merck KGaA, Darmstadt, Germany will supply cetuximab at no cost for the Australia and China clinical trial sites.

“We are pleased to enter clinical trial collaborations with both Lilly and Merck KGaA, Darmstadt, Germany to explore cetuximab in combination with AN4035, our first-in-class investigational ADC targeting CEACAM5 and armed with a highly potent pan-RAS(ON) inhibitor payload,” said Dr. Archie Tse, President, Head of Research & Development. “Dual inhibition of EGFR and RAS signaling is a compelling strategy for treating RAS-addicted cancers, but overlapping toxicities may limit systemic combinations. By selectively delivering a potent pan-RAS(ON) inhibitor to CEACAM5-expressing tumors through an ADC, AN4035 may broaden the therapeutic window for this rational combination with cetuximab. We are excited to evaluate this approach with participation by Lilly and Merck KGaA, Darmstadt, Germany in these patients with high unmet need.”

The ongoing global phase I trial is evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary efficacy of AN4035 as monotherapy and in combination with cetuximab in patients with CEACAM5-enriched, RAS-addicted solid tumors. CEACAM5 is highly overexpressed in colorectal, pancreatic, and lung cancers – tumor types that frequently harbor RAS mutations. The monotherapy and cetuximab combination arms will be initiated on a staggered start timeline.

About AN4035

AN4035 is a first-in-class ADC targeting CEACAM5 and armed with a highly potent pan-RAS(ON) inhibitor payload. In preclinical studies, the ADC demonstrates favorable thermal and plasma stability with desirable pharmacokinetic properties. Strong intracellular payload retention drives nanomolar to picomolar cytotoxicity in CEACAM5-positive, RAS-addicted cancer cell lines, coupled with a potent bystander-killing effect. In vivo, AN4035 has shown robust anti-tumor activity with deep tumor regression in CEACAM5-positive CDX and PDX models. Compared with the payload alone, the ADC exhibits enhanced target-mediated tumor retention and significantly improved tumor selectivity over normal tissues, resulting in an overall favorable therapeutic index. Adlai Nortye is evaluating AN4035 in a global phase I trial in patients with CEACAM5-enriched RAS-addicted solid tumors.

About Adlai Nortye

Adlai Nortye is a global clinical-stage biopharmaceutical company dedicated to developing innovative cancer therapies. The global infrastructure supports the efficient execution of our robust pipeline of drug candidates covering two key therapeutic areas:

1) Precision RAS pathway targeted therapies: including the oral pan-RAS(ON) inhibitor AN9025, and the CEACAM5-targeting ADC AN4035 engineered from the Company’s proprietary RASiCA™ (RAS Inhibitor Conjugated Antibody) platform, which efficiently delivers a potent pan-RAS(ON) inhibitor to the tumor site.

2) Next-generation PD-1/L1 pathway modulating immunotherapies: including AN8025, a multi-functional fusion protein that simultaneously modulates T cells and antigen-presenting cells.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:
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